Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Thousands of United States dollars)

	September 30	December 31
As at	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$89,148	$20,516
Trade and other receivables	453	306
Value added taxes recoverable (note 11)	5,244	16,776
Inventory (note 10)	18,256	9,657
Prepaid expenses	4,534	1,090
	117,635	48,345
Restricted cash	6,476	3,680
Value added taxes recoverable (note 11)	4,488	7,444
Property, plant and equipment (note 13)	223,457	7,635
Long-term inventory (note 10)	3,433	1,299
Mineral properties under construction (note 14)	—	213,749
Exploration and evaluation properties (notes 12 and 15)	235,232	82,743
Other non-current assets	850	—
TOTAL ASSETS	$591,571	$364,895

LIABILITIES
Current liabilities
Trade and other payables (note 16)	$7,953	$6,816
Accrued liabilities (note 17)	8,890	5,659
Current portion of long term debt (note 18)	37,200	25,293
Taxes payable	23,629	—
	77,672	37,768
Lease obligations (note 23)	2,147	1,029
Accrued liabilities (note 17)	232	161
Long term debt (note 18)	129,448	136,060
Site closure provisions (note 24)	7,873	5,460
TOTAL LIABILITIES	217,372	180,478

SHAREHOLDERS' EQUITY
Share capital (note 25)	438,633	269,198
Reserves	27,078	29,306
Accumulated other comprehensive income	(2,064)	2,441
Accumulated deficit	(89,448)	(116,528)
TOTAL SHAREHOLDERS' EQUITY	374,199	184,417

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$591,571	$364,895

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited – Thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
REVENUE (note 4)	$49,030	$—	$136,472	$—

COST OF SALES
Operating costs (note 5)	(11,973)	—	(32,115)	—
Depletion, depreciation and amortization (note 6)	(6,283)	—	(11,302)	—
Royalties (note 13)	(1,217)	—	(3,380)	—
	(19,473)	—	(46,797)	—

EARNINGS FROM MINING OPERATIONS	29,557	—	89,675	—

GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(2,342)	(1,649)	(8,172)	(5,333)
EXPLORATION AND EVALUATION EXPENSES (note 8)	(8,327)	(3,573)	(13,334)	(12,245)

OTHER
Interest income	274	61	1,208	105
Depreciation	(85)	(52)	(162)	(120)
Share based payments (note 27)	(518)	(416)	(1,921)	(1,897)
Interest and accretion expense (note 9)	(2,578)	(511)	(5,913)	(1,194)
Loss on early settlement of project loan (note 19(b))	—	—	(13,219)	—
Foreign exchange gain (loss)	3,842	(3,320)	4,905	(1,413)
Other	4	(94)	6	837
	939	(4,332)	(15,096)	(3,682)

INCOME (LOSS) BEFORE TAXES	19,827	(9,554)	53,073	(21,260)

Income taxes (note 28)	(10,932)	—	(25,993)	—

INCOME (LOSS) FOR THE PERIOD	$8,895	$(9,554)	$27,080	$(21,260)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	(3,632)	(2,590)	(4,505)	(643)
TOTAL COMPREHENSIVE INCOME (LOSS)	$5,263	$(12,144)	$22,575	$(21,903)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 26)
Basic (millions)	282.5	246.0	261.4	239.3
Diluted (millions)	296.7	246.0	283.1	239.3

EARNINGS (LOSS) PER SHARE (note 26)
Basic	$0.03	$(0.04)	$0.10	$(0.09)
Diluted	$0.03	$(0.04)	$0.10	$(0.09)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
OPERATING ACTIVITIES
Income (loss) for the period	$8,895	$(9,554)	$27,080	$(21,260)
Adjustments for:
Interest and finance costs	2,304	450	4,705	1,089
Loss on early settlement of project loan	—	—	13,219	—
Interest income received	274	91	1,208	216
Payment of cash settled RSUs and DSUs	(326)	—	(2,049)	—
Adjustments for items not affecting cash:
Depreciation, depletion, and amortization	7,081	52	13,710	120
Share based payments (note 27)	518	416	1,921	1,897
Other gains and losses	13	508	63	(163)
Exploration expense paid via the issuance of common shares	—	—	—	150
Unrealized foreign exchange loss (gain)	(3,212)	4,124	(3,833)	2,018
Cash provided by (used in) operating activities before changes in non-cash working capital	15,547	(3,913)	56,024	(15,933)
Changes in non-cash working capital (note 30(b))	7,499	1,004	7,451	8,278
Cash provided by (used in) operating activities	23,046	(2,909)	63,475	(7,655)

INVESTING ACTIVITIES
Purchase of plant and equipment	(1,752)	(468)	(3,898)	(1,216)
Deposits and other payments on long term assets	(538)	—	(781)	—
Mineral properties and related construction	—	(22,067)	(5,643)	(86,635)
Acquisition of Gold Standard, net of cash received (note 12)	(1,226)	—	(1,226)	—
Restricted cash	(103)	(60)	(54)	(1,053)
Value added taxes received	5,813	(3,215)	18,434	(13,799)
Cash provided by (used in) investing activities	2,194	(25,810)	6,832	(102,703)

FINANCING ACTIVITIES
Advances received on (payments of) the Camino Rojo project loan	—	—	(127,500)	50,000
Proceeds from issuance of common shares	—	34,442	—	34,442
Common share issuance costs (note 25)	(196)	(1,000)	(196)	(1,000)
Payment of the Newmont loan (note 20)	—	—	(10,836)	—
Advances received from Credit Facility (note 21)	—	—	130,000	—
Proceeds from exercise of warrants	—	384	13,070	14,213
Proceeds from exercise of stock options	209	48	3,451	405
Transaction costs related to financing facilities (note 21)	—	—	(1,866)	(289)
Interest paid	(1,887)	(3,940)	(6,509)	(8,021)
Lease payments	(103)	(65)	(358)	(171)
Cash provided by financing activities	(1,977)	29,869	(744)	89,579

Effects of exchange rate changes on cash	(858)	(1,483)	(931)	(689)

Net increase (decrease) in cash	22,405	(333)	68,632	(21,468)
Cash, beginning of period	66,743	51,045	20,516	72,180
CASH, END OF PERIOD	$89,148	$50,712	$89,148	$50,712

Supplemental cash flow information (note 30)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income (loss)	Retained earnings (deficit)	Total
Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued pursuant to a financing	9,085	34,442	—	—	—	—	—	34,442
Shares issued for property payments	33	150	—	—	—	—	—	150
Share issuance costs	—	(1,000)	—	—	—	—	—	(1,000)
Warrants exercised (note 25(b))	8,010	16,340	—	(2,127)	(2,127)	—	—	14,213
Options exercised	617	649	(244)	—	(244)	—	—	405
RSUs settled	449	487	(487)	—	(487)	—	—	—
Share based payments	—	—	1,897	—	1,897	—	—	1,897
Loss for the period	—	—	—	—	—	—	(21,260)	(21,260)
Other comprehensive loss	—	—	—	—	—	(643)	—	(643)
Balance at September 30, 2021	247,480	269,016	9,652	19,268	28,920	2,359	(111,510)	188,785

Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Shares issued pursuant to acquisition (note 12)	43,689	149,363	—	—	—	—	—	149,363
Share issuance costs (note 25)	—	(196)	—	—	—	—	—	(196)
Replacement options issued (note 12)	—	—	1,647	—	1,647	—	—	1,647
Warrants exercised (note 25)	7,698	15,137	—	(2,067)	(2,067)	—	—	13,070
Options exercised (note 27)	3,237	6,315	(2,864)	—	(2,864)	—	—	3,451
RSUs redeemed (note 27)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 27)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
DSUs redeemed (note 27)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 27)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 27)	—	—	1,921	—	1,921	—	—	1,921
Income for the period	—	—	—	—	—	—	27,080	27,080
Other comprehensive loss	—	—	—	—	—	(4,505)	—	(4,505)
Balance at September 30, 2022	302,372	$438,633	$9,890	$17,188	$27,078	$(2,064)	$(89,448)	$374,199

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, Cerro Quema gold project in Panama, and the South Railroad and Lewis gold projects in Nevada, USA.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On November 10, 2022, the Board of Directors authorized these condensed interim consolidated financial statements for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2021.

(a)	Change in functional currency

As a result of the continued advancement of Camino Rojo and the resulting changes in underlying transactions, events, and circumstances, we reassessed the functional currency of Minera Camino Rojo SA de CV. We determined that the functional currency of Minera Camino Rojo SA de CV is the United States dollar. Consequently, the functional currency for this subsidiary changed from Mexican pesos to United States dollars effective January 1, 2022. This change in functional currency has been applied prospectively effective January 1, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Forthcoming requirements

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after 1 January 2023.

Amendments to IAS 1 Classification of Liabilities as Current or Noncurrent provides a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments are for annual periods beginning on or after 1 January 2023.

Amendments to IAS 8 Definition of Accounting Estimates help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after 1 January 2023.

We are reviewing the amendments listed above and have not yet concluded the potential effects of these amendments on our financial position, changes in financial position, and results of operations.

4.	REVENUE

Camino Rojo was under commissioning during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

Revenue by significant product type:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Gold	$48,839	$—	$135,865	$—
Silver	191	—	607	—
Revenue	$49,030	$—	$136,472	$—

Customer A	$26,959	$—	$108,608	$—
Customer B	21,240	—	21,240	—
Customer C	—	—	5,793	—
Others	831	—	831	—
Revenue	$49,030	$—	$136,472	$—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	COST OF SALES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Mining and processing costs	$11,774	$—	$31,416	$—
Refining and transportation costs	199	—	699	—
	$11,973	$—	$32,115	$—

In common with all mining companies in Mexico, Camino Rojo is subject to an Extraordinary Mining Duty of 0.5% of revenues from precious metals. The Extraordinary Mining Duty is included within Cost of Sales – Royalties.

6.	DEPLETION, DEPRECIATION AND AMORTIZATION

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Depletion of producing mineral property	$3,762	$—	$7,075	$—
Depreciation of plant and equipment	2,521	—	4,227	—
Depletion and depreciation	$6,283	$—	$11,302	$—

Camino Rojo was under construction during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022. Consequently, no depletion was recorded prior to April 1, 2022.

7.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Office and administrative	$769	$487	$2,116	$1,354
Professional fees	357	241	1,682	1,294
Regulatory and transfer agent	44	162	284	579
Salaries and benefits	1,172	759	4,090	2,106
	$2,342	$1,649	$8,172	$5,333

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Camino Rojo Project	$3,479	$2,977	$5,734	$7,602
Cerro Quema Project	2,353	484	4,796	4,276
South Railroad Project	2,309	—	2,309	—
Other	186	112	495	367
	$8,327	$3,573	$13,334	$12,245

9.	INTEREST AND ACCRETION EXPENSE

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Interest (note 9(a))	$2,322	$7	$4,694	$22
Accretion (note 9(b))	256	504	1,219	1,172
Interest and accretion expense	$2,578	$511	$5,913	$1,194

(a)	Interest expense

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Project loan (note 19)	$—	$—	$869	$—
Credit Facility (note 21)	1,761	—	2,722	—
Fresnillo obligation (note 22)	483	—	966	—
Interest expense on leases (note 23)	21	7	41	22
Other	57	—	96	—
	$2,322	$7	$4,694	$22

The Company declared commercial production at Camino Rojo, effective April 1, 2022. Borrowing costs prior to that date were capitalized and consequently do not appear in interest expense.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Accretion expense

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Project loan	$—	$—	$261	$—
Newmont loan (note 20)	—	357	366	1,025
Credit Facility	138	—	244	—
Accretion of site closure provisions (note 24)	118	147	348	147
	$256	$504	$1,219	$1,172

10.	INVENTORY

	September 30, 2022	December 31, 2021
Current
Stockpiled ore	$1,368	$2,458
In-process inventory	12,588	6,513
Finished goods inventory	1,373	—
Materials and supplies	2,927	686
Inventory – current	$18,256	$9,657

Long term
Stockpiled ore	$3,433	$1,299

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at September 30, 2022 is $2,167,000 of depreciation (December 31, 2021 — $nil)

11.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase. Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. The Mexican tax authorities began issuing payments on these IVA claims to the Company in November 2021.

We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors considered include the regularity of payments received since receiving the first payment, communication from the Mexican tax authorities with respect to specific claims and the expected length of time for refunds in accordance with Mexico’s regulations. Of the long term portion, approximately $4.2 million (December 31, 2021 - $3.4 million) is under dispute with the taxation authorities.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	ACQUISITION OF GOLD STANDARD VENTURES CORP.

 On August 12, 2022, the Company completed the acquisition of Gold Standard Ventures Corp (“Gold Standard”) through a plan of arrangement (the “Transaction”). On closing of the Transaction, shareholders of Gold Standard received 0.1193 (“Exchange Ratio”) Orla shares plus C$0.0001 cash per each Gold Standard share. This resulted in total cash consideration paid of $28,000 and the issuance of 43,688,556 Orla common shares to Gold Standard shareholders. Gold Standard stock options that were outstanding at August 12, 2022 were exchanged for stock options to acquire Orla shares (“Replacement Options”) at the Exchange Ratio, resulting in the issuance of 1,758,334 Replacement Options. We accounted for this acquisition as a purchase of assets. Accordingly, we allocated the sum of consideration paid and transaction costs incurred to the net assets acquired based on relative fair values.

The purchase consideration was calculated follows:

Cash consideration	$28
Estimated fair value of 43,688,556 common shares issued by the Company	149,363
Estimated fair value of 1,758,334 Replacement Options issued by the Company	1,647
Transaction costs	3,019
Total purchase price	$154,057

Assets acquired and liabilities assumed:

Cash and cash equivalents	$1,821
Restricted cash (pursuant to environmental bonding)	2,704
Receivables and other assets	2,170
Right of use assets	117
Trade and other payables	(3,524)
Lease liabilities	(117)
Asset retirement obligations	(1,603)
Subtotal	1,568
Mineral properties – Nevada	152,489
Total assets acquired and liabilities assumed, net	$154,057

The fair value of Orla common shares issued was determined using the Company’s share price of C$4.36 on the date of closing of the Transaction and the exchange rate of 1.2741 CAD/USD.

Each Replacement Option gives the holder rights to acquire common shares of the Company. The exercise price of the Replacement Options was determined by dividing the exercise price of the Gold Standard stock options by the Exchange Ratio. The full option value of the Replacement Options was accounted for as consideration, and no future compensation expense will be recorded with respect to the Replacement Options as there will be no significant continuing employment by the holders of the Replacement Options.

The fair value of the Replacement Options was determined using the Black-Scholes option pricing model using the following assumptions:

Exercise price – various prices ranging from C$4.78 to C$18.87; Share price at issuance date – C$4.36;
Expected volatility – 45%; Expected life – 1.9 years; Risk free interest rate – 3.3% and expected dividends – nil.

On issuance, the weighted average fair value of the Replacement Options was C$0.58.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	PROPERTY, PLANT AND EQUIPMENT

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine.

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now, Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo is payable.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, or if an applicable sulphide project does not meet certain threshold, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries which allows Orla to expand the Camino Rojo mine oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. The Company agreed to pay Fresnillo total cash consideration of $62.8 million in staged payments (note 22).

In December 2020, we commenced construction of the oxide gold mine and on April 1, 2022, we declared commercial production at Camino Rojo.

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Right of use assets	Total
Cost
At December 31, 2021	$—	$66	$5,238	$1,261	$2,119	$8,684
Additions	—	1,407	1,939	538	1,750	5,634
Transfers from mineral properties under construction	127,002	58,869	36,684	608	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—
Change in site closure provision (note 24)	1,216	(300)	(190)	—	—	726
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
At September 30, 2022	$109,198	$71,627	$51,012	$2,501	$3,654	$237,992

Accumulated depreciation
At December 31, 2021	$—	$6	$350	$288	$405	$1,049
Depletion and depreciation	6,036	3,961	2,916	294	494	13,701
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
At September 30, 2022	$6,036	$3,967	$3,266	$582	$684	$14,535

Net book value
At December 31, 2021	$—	$60	$4,888	$973	$1,714	$7,635
At September 30, 2022	$103,162	$67,660	$47,746	$1,919	$2,970	$223,457

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	MINERAL PROPERTIES UNDER CONSTRUCTION

(a)	Camino Rojo Oxide Gold Mine

	At historical cost
	Mineral properties	Deposits to construction vendors	Construction in progress	Other costs capitalized	Accumulated foreign exchange on translation	Carrying value
At December 31, 2021	$102,072	$1,658	$96,721	$19,456	$(6,158)	$213,749
Additions	—	—	5,636	—	—	5,636
Borrowing costs capitalized (note 14(b))	—	—	—	4,085	—	4,085
Change in site closure provision (note 24)	—	—	—	(238)	—	(238)
Transfer within categories	(4,060)	(1,589)	(509)	—	6,158	—
Transfer to producing mineral property	(98,012)	—	(101,848)	(23,303)	—	(223,163)
Transfer to other non-current assets	—	(69)	—	—	—	(69)
At September 30, 2022	$—	$—	$—	$—	$—	$—

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. Some of the criteria we used to make that determination for the Camino Rojo Oxide Gold Mine included:

•	completion of all major capital expenditures to bring the mine to the condition necessary for steady state operation,

•	completion of a reasonable period of testing of the mine plant and equipment,

•	ability to produce saleable product (ie, the ability to produce metal within specifications),

•	transfer of the mine from the construction group to operating personnel,

•	mine and plant reaching a pre-determined percentage of design capacity,

•	metal content (the grade) of ore being mined sufficiently consistent with the mine plan,

•	mineral recoveries being at or near the expected production level,

•	ability to sustain ongoing production of metal.

No one factor was more important than any other factor; consequently, we considered these collectively to determine that the date of commencement of commercial production for the Camino Rojo Oxide Gold Mine was April 1, 2022.

(b)	Borrowing costs capitalized

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Borrowing costs – Camino Rojo project loan (note 19)	$—	$3,552	$3,612	$8,755
Borrowing costs – Fresnillo obligation (note 22)	—	470	473	1,166
Interest earned on borrowed funds	—	(26)	—	(111)
	$—	$3,996	$4,085	$9,810

The Company declared commercial production at Camino Rojo, effective April 1, 2022. Consequently, no borrowing costs were capitalized subsequent to March 31, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

Acquisition costs	Cerro Quema	Nevada projects	Total
At December 31, 2021	$82,429	$314	$82,743
Acquisition of Gold Standard Ventures (note 12)	—	152,489	152,489
At September 30, 2022	$82,429	$152,803	$235,232

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. In the absence of such renewals, construction or development activities of the Cerro Quema Project cannot proceed. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

The Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” dated January 18, 2022.

(b)	Projects in Nevada, United States

We acquired the Monitor Gold Project in Nye County, Nevada in 2018. We acquired the South Railroad Project and the Lewis Gold Project in 2022 (note 12).

(i)	South Railroad Project

The South Railroad project is located in Elko County, Nevada, USA.

Prior to its acquisition by Orla, the previous owners of the South Railroad Project entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. Certain of these claims are also subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

To maintain the agreements in good standing, minimum payments and work commitments are required each year as follows:

	Total work commitments	Total lease payments	Total
2022	$1,400	$1,117	$2,517
2023	1,300	1,070	2,370
2024	1,300	682	1,982
2025	300	682	982
2026	300	694	994
	$4,600	$4,245	$8,845

The Company and the previous owner have incurred approximately $1,000,000 of the required 2022 work commitments, and $492,000 of the required 2022 lease payments during the nine months ended September 30, 2022.

(ii)	Lewis Gold Project

During the year ended December 31, 2017, Gold Standard acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

(iii)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 491 claims covering 3,891 hectares in Nye County, Nevada, USA.

In 2022, the payments required under the option agreements consist of $80,000 in advance royalty payments (paid), and $175,000 in work commitments (completed in prior years). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

16.	TRADE AND OTHER PAYABLES

	September 30, 2022	December 31, 2021
Trade payables	$3,294	$5,966
Royalties payable	1,659	113
Payroll related liabilities	1,039	339
Current portion of lease obligations (note 23)	627	372
Other	1,334	26
	$7,953	$6,816

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	ACCRUED LIABILITIES

	September 30, 2022	December 31, 2021
Current
Accruals related to operating and construction activities	$4,919	2,045
Land and water fees	—	1,795
Payroll related	2,752	1,244
Accrued interest on Credit Facility (note 21)	886	—
Current portion of site closure provisions (note 24)	34	—
Others	299	575
Accrued liabilities – current	$8,890	$5,659

Long term
Payroll related	$232	$161

18.	LONG TERM DEBT

	September 30, 2022			December 31, 2021
	Current	Long term	Total	Current	Long term	Total
Camino Rojo Project Loan (note 19)	$—	$—	$—	$—	$113,260	$113,260
Newmont loan (note 20)	—	—	—	10,293	—	10,293
Credit facility (note 21)	22,200	106,648	128,848	—	—	—
Fresnillo obligation (note 22)	15,000	22,800	37,800	15,000	22,800	37,800
	$37,200	$129,448	$166,648	$25,293	$136,060	$161,353

19.	CAMINO ROJO PROJECT LOAN

(a)	Project loan

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of Camino Rojo (the “Project Loan”).

The Project Loan provided a total of $125 million to the Company, available in three tranches. The Company drew down $25 million in December 2019, $50 million in October 2020, and $50 million in April 2021. The Project Loan was denominated in US dollars, and bore interest at 8.8% per annum, payable quarterly, and was secured by all the assets of Camino Rojo and the fixed assets of the Cerro Quema Project. The principal amount was due upon maturity at December 18, 2024.

On December 1, 2020, we commenced construction of the Camino Rojo Oxide Gold Mine and began capitalizing the interest on this loan to “mineral properties under construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began expensing the interest on this loan. The Project Loan was fully repaid in April 2022 and replaced with the Credit Facility (see note 21).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Loan advances	Interest and accretion	Transaction costs	Net
At December 31, 2021	$125,000	$—	$(11,740)	$113,260
Accretion during the period, capitalized	—	2,764	848	3,612
Accretion during the period, expensed	—	869	261	1,130
Cash interest paid	—	(3,633)	—	(3,633)
Foreign exchange	—	—	(88)	(88)
Principal repayment including early repayment premium	(127,500)	—	—	(127,500)
Loss on early settlement of project loan	2,500	—	10,719	13,219
At September 30, 2022	$—	$—	$—	$—

(b)	Loss on early settlement of project loan

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing. Including these warrants, a total of $12,039,000 was considered transaction costs to be amortized over the then-expected five year life of the project loan.

On April 28, 2022, the Company entered into a Credit Facility (note 21) and used a portion of the proceeds of the Credit Facility to repay the Camino Rojo project loan in full. The remaining unamortized transaction costs were expensed.

	Three months ended September 30, 2022	Nine months ended September 30, 2022
Unamortized transaction costs written off (non-cash)	$—	$10,719
Early repayment premium paid (cash)	—	2,500
Loss on early settlement of project loan	$—	$13,219

20.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs at Camino Rojo from November 2017 until December 2019. The loans were to be repaid upon declaration of commencement of commercial production of a heap leach operation at Camino Rojo. On May 6, 2022, we repaid this loan in full.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars (thousands)
	Undiscounted	Discounted
At December 31, 2021	$219,466	$211,881	$10,293
Accretion during the period	—	7,585	366
Foreign exchange	—	—	177
Principal repayment	(219,466)	(219,466)	(10,836)
At September 30, 2022	$—	$—	$—

21.	CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Credit Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Cerro Quema, which is excluded from the collateral. The proceeds from the Credit Facility were used to repay the existing Project Loan (note 19), with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility will be based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%. Until September 30, 2022, the Company was subject to an average interest rate of 4.9%. The Company may select interest periods of one, three or six months and interest is payable at the end of each interest period, or at a minimum every three months.

The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

	Term facility	Revolving facility	Total
At December 31, 2021	$—	$—	$—
Advances during the period	100,000	30,000	130,000
Transaction costs paid, which will be accreted over the term of each facility	(1,435)	(431)	(1,866)
Accretion during the period	2,285	681	2,966
Interest paid during the period	(1,051)	(315)	(1,366)
Reallocated to accrued interest payable	(576)	(310)	(886)
At September 30, 2022	$99,223	$29,625	$128,848

Current	22,200	—	22,200
Non-current	77,023	29,625	106,648
	$99,223	$29,625	$128,848

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Upon closing of the Credit Facility, the Company drew down the $100 million term facility and $30 million from the revolving facility. The Company incurred $2.2 million in advisory, legal and upfront fees that were directly attributable to the Credit Facility. The following details how we accounted for these initial transaction costs:

	Transaction costs
Allocated to the term facility	$1,435	Accreted over the expected life (5 years)
Allocated to the revolving facility, drawn amount	431	Accreted over the expected life (3 years)
Allocated to the revolving facility, undrawn amount	287	Expensed immediately at loan inception date
Total transaction costs incurred	$2,153

22.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 14(a)), we agreed to pay Fresnillo total cash consideration of $62.8 million through the following staged payment schedule:

i.	$25 million upon closing of the transaction (paid February 22, 2021);

ii.	$15 million on December 1, 2022; and

iii.	$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties and related construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

Total
At December 31, 2021	$37,800
Accretion during the period January 1 to March 31, which was capitalized	473
Accretion during the period April 1 to September 30, which was expensed (note 9)	966
Cash interest paid	(1,439)
At September 30, 2022	$37,800

Current	15,000
Non-current	22,800
$37,800

23.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

In July 2021, we entered into a new lease agreement for the use of mining equipment in relation to contract mining at Camino Rojo for a period of five years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $0.9 million right-of-use asset and a $0.5 million lease liability. During the nine months ended September 30, 2022, we made variable lease payments totaling $11.2 million (September 30, 2021 – $0.8 million) based on the usage of the mining equipment. We have elected not to separate the lease component from the non-lease component.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Lease obligations

	September 30, 2022	December 31, 2021
Beginning of year	$1,401	$273
Additions	1,825	1,769
Interest expense	41	32
Lease payments	(399)	(681)
Due to changes in exchange rates	(94)	8
End of period	$2,774	$1,401

Current	$627	$372
Non-current	2,147	1,029
	$2,774	$1,401

(b)	Lease expenses recognized

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Interest on lease liabilities	$21	$7	$41	$22
Variable lease payments not included in the measurement of lease liabilities	4,706	812	11,258	854
Expenses relating to short-term leases	89	46	131	91
Expenses relating to leases of low-value assets, excluding short-term leases	17	40	56	124
	$4,833	$905	$11,486	$1,091

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Gold Standard Ventures	Total
At December 31, 2021	$5,117	$343	$—	$5,460
Acquisition of Gold Standard (note 12)	—	—	1,603	1,603
Change in estimated cash flows resulting from current activities	488	—	—	488
Remediation activities conducted during the period	(53)	—	—	(53)
Accretion during the period (note 9(b))	344	—	4	348
Foreign exchange	61	—	—	61
At September 30, 2022	$5,957	$343	$1,607	$7,907

Current (note 17)	$34	$—	$—	$34
Non-current	5,923	343	1,607	7,873
	$5,957	$343	$1,607	$7,907

	Camino Rojo	Cerro Quema Project	Gold Standard Ventures
Estimated settlement dates	2033 to 2045	2023	2028 to 2038
Undiscounted risk-adjusted cash flows	$8,407	$343	$1,724
Inflation rate	6.7%	—	2.2%
Discount rate	9.8%	—	3.1%

25.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On August 12, 2022, the Company issued 43,688,556 Orla Mining Ltd common shares to Gold Standard Ventures Corp shareholders (note 12). The Company incurred issuance costs of C$250,000 ($196,000).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period

Expiry date	Exercise price		December 31 2021		Exercised		Expired		September 30 2022
June 12, 2022	C$	1.65		4,742,500		(4,742,500)		—		—
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		(2,955,000)		—		29,545,000
Total number of warrants				40,242,500		(7,697,500)		—		32,545,000

Weighted average exercise price			C$	2.72	C$	2.17	C$	—	C$	2.85

Subsequent to the reporting period, the Company issued 3,000,000 common shares for proceeds of C$4,200,000 ($3,055,000) pursuant to the exercise of warrants.

26.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three and nine months ended September 30, 2022 and 2021 as follows:

(a)	Basic

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income (loss) for the period	$8,895	$(9,554)	$27,080	$(21,260)
Weighted average number of common shares (thousands)	282,476	245,971	261,364	239,298
Basic earnings (loss) per share	$0.03	$(0.04)	$0.10	$(0.09)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income (loss) for the period	$8,895	$(9,554)	$27,080	$(21,260)

Weighted average number of common shares (thousands)	282,476	245,971	261,364	239,298
Weighted average shares dilution adjustments:
Warrants	9,441	—	15,320	—
Options	3,526	—	4,819	—
RSUs	224	—	386	—
DSUs	572	—	682	—
Bonus shares	500	—	500	—
Weighted average number of ordinary shares	296,739	245,971	283,071	239,298

Diluted earnings (loss) per share	$0.03	$(0.04)	$0.10	$(0.09)

Potential ordinary shares are not included in the calculation of diluted loss per share for the three and nine months ended September 30, 2021 because their effect would be anti-dilutive.

27.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended September 30		Nine months ended September 30
Share-based payments expense	2022	2021	2022	2021
Stock options (note 27(a))	$335	$221	$1,083	$1,111
Restricted share units (note 27(b))	183	195	530	545
Deferred share units (note 27(c))	—	—	308	241
Share based payments expense	$518	$416	$1,921	$1,897

(a)	Stock options

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. In 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Gold Standard stock options that were outstanding at August 12, 2022 were exchanged for Replacement Options at the Exchange Ratio, resulting in the issuance of 1,758,334 Replacement Options (note 12). The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Company shall be exercisable until the original expiry date of such option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Company following the acquisition date, shall be exercisable until the earlier of (1) the date that is 24 months following the acquisition date; and (2) the original expiry date of such options. Except as set out above, all other terms and conditions of the Replacement Options, including the vesting terms and conditions to and manner of exercising, will be the same as the Gold Standard stock option exchanged, and shall be governed by the terms of the Gold Standard Option Plan.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Stock options outstanding	Number	Weighted average exercise price
As at December 31, 2021	9,900,874	C$	1.86
Replacement options	1,758,334		8.43
Granted	1,000,660		5.66
Exercised	(3,237,319)		1.36
Forfeited	(83,814)		16.81
As at September 30, 2022	9,338,735	C$	3.55

Vested, December 31, 2021	8,704,157	C$	1.63
Vested, September 30, 2022	8,120,781	C$	3.26

The stock options granted during the nine months ended September 30, 2022 had a grant date fair value of C$3,414,000 ($2,660,000) using the following weighted average assumptions:

Share price at grant date ranging from C$3.71 to C$5.98, expected volatility – 46%, expected life – 3 years, risk free interest rate – 2.1% and expected dividends – nil.

The stock options granted during the nine months ended September 30, 2021 had a grant date fair value of C$1,205,000 ($972,000) using the following weighted average assumptions:

Share price at grant date – C$4.80, expected volatility – 45%, expected life – 5 years, risk free interest rate – 0.95% and expected dividends – nil.

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after the award date.

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025
Outstanding, December 31, 2021	707,840	444,295	185,179	78,366	—
Awarded during the period	172,301	—	57,431	57,432	57,438
Vested and settled during the period	(402,430)	(402,430)	—	—	—
Forfeitures during the period	(34,444)	—	(21,737)	(8,986)	(3,721)
Outstanding, September 30, 2022	443,267	41,865	220,873	126,812	53,717

RSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

The Company elected to settle 365,935 RSUs in cash for $1,732,000 during the nine months ended September 30, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors typically vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company.

DSUs outstanding and vested:	Number
Outstanding, December 31, 2021	707,028
Awarded during the year to date	69,290
Settled during the period	(216,593)
Outstanding, September 30, 2022	559,725

DSUs vested at September 30, 2022	559,725

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

28.	TAX EXPENSE

Current income tax expense consists of two components - current income tax on taxable income, and 7.5% special mining duty ("SMD") on income subject to SMD.

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Current income tax expense	$9,200	$—	$18,500	$—
Mexican 7.5% Special Mining Duty	480	—	5,380	—
Withholding taxes	1,252	—	2,113	—
Tax expense	$10,932	$—	$25,993	$—

We funded the construction of the Camino Rojo mine with intercompany loans from the Canadian parent company, at market rates of interest. Payment of this interest by the Mexican operating subsidiary to the Canadian parent attracts Mexican withholding tax at 10%, which is included in “tax expense”.

29.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Salaries and short term incentives paid	$331	$239	$3,553	$1,293
Directors’ fees	69	43	226	135
Share based payments	396	291	1,582	1,429
	$796	$573	$5,361	$2,857

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three and nine months ended September 30, 2022, and 2021.

(c)	Outstanding balances at the Reporting Date

At September 30, 2022, estimated accrued short term incentive compensation totaled $793,000 and is included in accrued liabilities (December 31, 2021 – $783,000).

30.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Accounts receivable and prepaid expenses	$(593)	$(212)	$(1,875)	$(1,603)
Inventory	(3,570)	—	(10,761)	—
Value added taxes recoverable	678	—	(3,804)	—
Trade and other payables	2,005	(2,562)	(157)	294
Accrued liabilities	(701)	3,778	168	9,587
Taxes payable	9,680	—	23,880	—
Changes in non-cash working capital	$7,499	$1,004	$7,451	$8,278

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Non-cash investing and financing activities

The non-cash investing and financing activities of the Company, excluded from the consolidated statements of cash flows, include the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$89	$39	$2,863	$244
Warrants exercised, credited to share capital with an offset to reserves	—	119	2,067	2,127
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	—	42	541	487
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	—	—	324	—
Fresnillo obligation, credited, with an offset to mineral properties	—	—	—	37,800

Investing activities
Common shares issued pursuant to the acquisition of Gold Standard, credited to share capital with an offset to the assets acquired and liabilities assumed (note 12)	149,363	—	149,363	—
Replacement options issued pursuant to the acquisition of Gold Standard, credited to reserves with an offset to the assets acquired and liabilities assumed (note 12)	1,647	—	1,647	—
Initial recognition of right of use assets with an offset to lease obligation	1,746	39	1,825	391

31.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Mexican project, (2) the Panamanian project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early stage exploration projects.

During the three months ended September 30, 2022, the Company acquired Gold Standard Ventures Corp (note 12), which holds the South Railroad and Lewis projects. For segment reporting, these two projects were combined with the existing Monitor Gold Project and form a new reportable segment called the Nevada projects.

During the nine months ended September 30, 2022, Camino Rojo declared commercial production, while the Cerro Quema Project in Panama, and the exploration projects in Nevada were focused on the exploration and evaluation of its mineral properties.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)	Income (loss) for the period by segment

	Mexico	Panama	Nevada	Corporate	Total
Nine months ended September 30, 2022
Revenue (note 4)	$136,472	$—	$—	$—	$136,472
Cost of sales	(46,797)	—	—	—	(46,797)
Earnings from mining operations	89,675	—	—	—	89,675
General and administrative expenses (note 7)	—	—	—	(8,172)	(8,172)
Exploration and evaluation expenses (note 8)	(5,734)	(4,796)	(2,486)	(318)	(13,334)
Depreciation	(11)	(12)	(14)	(125)	(162)
Share based payments (note 27)	(26)	(52)	—	(1,843)	(1,921)
Interest income	1,068	—	—	140	1,208
Interest and accretion expense	(1,718)	—	(8)	(4,187)	(5,913)
Loss on early settlement of project loan (note 19)	—	—	—	(13,219)	(13,219)
Foreign exchange gain	772	—	37	4,096	4,905
Other	—	—	—	6	6
Income taxes	(23,880)	—	—	(2,113)	(25,993)
Income (loss) for the period	$60,146	$(4,860)	$(2,471)	$(25,735)	$27,080

	Mexico	Panama	Nevada	Corporate	Total
Nine months ended September 30, 2021
General and administrative expenses (note 7)	—	—	—	(5,333)	(5,333)
Exploration and evaluation expenses (note 8)	$(7,602)	$(4,276)	$(323)	$(44)	$(12,245)
Depreciation	—	(32)	—	(88)	(120)
Share based payments (note 27)	(69)	(39)	—	(1,789)	(1,897)
Interest and finance costs	(1,166)	—	—	77	(1,089)
Foreign exchange loss gain (loss)	(1,816)	—	—	403	(1,413)
Other	222	—	—	615	837
Loss for the period	$(10,431)	$(4,347)	$(323)	$(6,159)	$(21,260)

(ii)	Assets by segment

	Mexico	Panama	Nevada	Corporate	Total
At September 30, 2022
Property, plant and equipment	$221,729	$43	$599	$1,086	$223,457
Exploration and evaluation properties	—	82,429	152,803	—	235,232
Total assets	329,039	83,472	156,386	22,674	591,571

	Mexico	Panama	Nevada	Corporate	Total
At December 31, 2021
Equipment	$7,466	$37	$—	$132	$7,635
Mineral properties under construction	213,749	—	—	—	213,749
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	267,403	83,162	314	14,016	364,895

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

32.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	Credit facility

On April 28, 2022, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility pursuant to which we have drawn $130 million as of September 30, 2022. The agreement includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.00, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $151.6 million and minimum liquidity in an amount greater than or equal to $15 million. As at September 30, 2022, the Company was in compliance with all covenants.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

33.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The carrying value of the Credit Facility and Fresnillo obligation approximates the fair value as the discount rates on these instruments approximate the Company’s credit risk.

At September 30, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$89,148	$89,148	$—	$—	$—	$89,148
Accounts receivable	Amortized cost	323	25	—	—	298	323
Restricted cash	Amortized cost	6,476	6,476	—	—	—	6,476
		$95,947	$95,649	$—	$—	$298	$95,947

Financial liabilities
Trade payables	Amortized cost	$3,294	$—	$—	$—	$3,294	$3,294
Accrued liabilities	Amortized cost	8,004	—	—	—	8,004	8,004
Lease obligation	Amortized cost	2,774	—	2,774	—	—	2,774
Credit facility	Amortized cost	129,734	—	—	129,734	—	129,734
Fresnillo obligation	Amortized cost	37,800	—	—	37,800	—	37,800
		$181,606	$—	$2,774	$167,534	$11,298	$181,606

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3	Short term nature	Total fair value
Financial assets
Cash and cash equivalents	FVTPL	$20,516	$20,516	$—	$—	$—	$20,516
Accounts receivable	Amortized cost	299	16	—	—	283	299
Restricted cash	Amortized cost	3,680	—	3,680	—	—	3,680
		$24,495	20,532	$3,680	$—	$283	$24,495

Financial liabilities
Trade payables	Amortized cost	$5,966	$—	$—	$—	$5,966	$5,966
Accrued liabilities	Amortized cost	5,659	—	—	—	5,659	5,659
Lease obligation	Amortized cost	1,401	—	1,401	—	—	1,401
Camino Rojo project loan	Amortized cost	113,260	—	137,746	—	—	137,746
Newmont loan	Amortized cost	10,293	—	10,533	—	—	10,533
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$174,379	$—	$187,480	$—	$11,625	$199,105

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

34.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At September 30, 2022, these outstanding purchase orders and contracts totaled approximately $3,916,000 (December 31, 2021 – $8,560,000), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments amounting to approximately $4,000,000 (December 31, 2021 – $3,220,000) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, such amounts are not reflected in these condensed interim consolidated financial statements.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements (note 15). We have not presented these as commitments due to their discretionary nature.

35.	EVENTS AFTER THE REPORTING PERIOD

(a)	Share issuances

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 25(b)).

(b)	Restricted cash

Subsequent to the reporting period, the Company entered into a new agreement to replace the current Camino Rojo bond agreement, pursuant to which restricted cash of $3.1 million will be released to the Company.